UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TMC the metals Co Inc.
(Name of Issuer)

TMC Common Shares without par value
(Title of Class of Securities)

87261Y106
(CUSIP Number)

April 28, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87261Y106	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON Maersk Supply Service A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,202,217
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,202,217
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,202,217
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 87261Y106	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON A.P. Møller - Mærsk A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,202,217
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,202,217
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,202,217
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 87261Y106	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON A. P. Møller Holding A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,202,217
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,202,217
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,202,217
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 87261Y106	SCHEDULE 13G	Page 5 of 8

1	NAME OF REPORTING PERSON A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,202,217
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,202,217
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,202,217
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 87261Y106	SCHEDULE 13G	Page 6 of 8

ITEM 1.	(a) Name of Issuer:

TMC the metals Co Inc.

(b) Address of Issuer’s Principal Executive Offices:

1601 BRYAN STREET, SUITE 4141

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

  Maersk Supply Service A/S
  A.P. Møller - Mærsk A/S
  A. P. Møller Holding A/S
  A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal

(b) Address of Principal Business Office, or if none, Residence:

The principal business address of the Reporting Persons is as follows: Esplanaden 50, 1263 Copenhagen K, Denmark

(c) Citizenship:

Denmark

(d) Title of Class of Securities:

TMC Common Shares without par value

(e) CUSIP Number:

87261Y106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The shares reported herein are held directly by Mærsk Supply Services A/S, a wholly owned subsidiary of A.P. Møller - Mærsk A/S. A. P. Møller Holding A/S controls a majority of the outstanding equity interests and voting power of A.P. Møller - Mærsk A/S. A. P. Møller Holding A/S is a wholly owned subsidiary of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal (the “Møller Foundation”). Ane Mærsk Mc Kinney Uggla, Birgitte Possing, Lars-Erik Brenøe, Alette Mærsk Mc-Kinney Sørensen and Claus Michael Valentin Hemmingsen (each, a “Director” and collectively, the “Directors”) serve as the Directors on the Møller Foundation’s board of directors. Each Director expressly disclaims beneficial ownership of the shares beneficially held by the Møller Foundation. Percentage beneficial ownership is calculated based upon the 277,878,995 Common Shares without par value outstanding, as reported by the Issuer in its Form 10-K as of March 24, 2023.

(a) Amount beneficially owned:

See row 9 of the cover page of each Reporting Person

CUSIP No. 87261Y106	SCHEDULE 13G	Page 7 of 8

(b) Percent of class:

See row 11 of the cover page of each Reporting Person

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87261Y106	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2023

Maersk Supply Service A/S

By:	/s/ Frederik Olsson
	Name:	Fredrik Olsson
	Title:	General Counsel

A.P. Møller - Mærsk A/S

By:	/s/ Caroline Pontoppidan
	Name:	Caroline Pontoppidan
	Title:	General Counsel

A. P. Møller Holding A/S

By:	/s/ Martin Larsen
	Name:	Martin Larsen
	Title:	Chief Financial Officer

A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal

By:	/s/ Mads Lebech
	Name:	Mads Lebech
	Title:	Chief Executive Officer and Director